09042609

n.a. 10/21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5 A
# PART III

SEC Mail Processing Section
OCT 13 2009
Washington DC

| SEC FILE NUMBER |
|---|
| 8- 66927 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2008 (MM/DD/YY) AND ENDING 06/30/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buck Kwasha Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Penn Plaza, 30th Floor
(No. and Street)

| New York | NY | 10119 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl W. Lohwater (212)-330-1045
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

| One Mellon Center | Pittsburgh | PA | 15219 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 10/30

# OATH OR AFFIRMATION

I, Karl W. Lohwater, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buck Kwasha Securities LLC, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Karl W. Lohwater
Signature

Chief Financial Officer
Title

Roy Schutz
Notary Public

Roy Schutz
Notary Public, State of New York
Qualified in Nassau County-No. 01SC6084145
Commission Expires December 2, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**KPMG LLP**
Suite 2500
One Mellon Center
Pittsburgh, PA 15219-2598

## Independent Accountants' Report on Applying Agreed-Upon Procedures

The Member
Buck Kwasha Securities, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the three months ended June 30, 2009, which were agreed to by Buck Kwasha Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, including journal entries and bank statements, noting no differences;

2. Compared the amounts reported on the Form X-17A-5 for the three months ended June 30, 2009 as applicable, with the amounts reported in Form SIPC-7T for the three months ended June 30, 2009, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, noting no differences. We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

October 9, 2009

FINRA™

Financial Industry Regulatory Authority

**Certified Mail 7007 1490 0004 0227 2164**

September 28, 2009

Karl W. Lohwater
Chief Financial Officer
Buck Kwasha Securities LLC
1 Pennsylvania Plaza – 39th Fl.
New York, NY 10119

Re: Buck Kwasha Securities LLC - #135474

Dear Mr. Lohwater:

This acknowledges receipt of your June 30, 2009 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

**If the SIPC Supplemental Report is required for any part of the period audited**, a copy of that Report, bound separately, dated, manually signed, and including:**

- **a schedule of assessment payments and overpayments, payment dates, amounts, and name of SIPC collection agent to whom mailed OR if exclusion was claimed, a statement that the member qualified for exclusion and the date and name of the SIPC collection agent with whom SIPC-3 was not filed; and**
- **The accountant's report, including, if applicable, a statement of corrective action taken or proposed. SEC Rule 17a-5(e)(4)**

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T,* and we suggest that you review it with your independent accountant.

Pursuant to the provisions of Rule 8210, we request that you immediately send one copy of the item(s) listed above to this office and to the appropriate SEC regional of district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by October 12, 2009. Questions may be addressed to Theodore Palladino at (212) 858- 5134.

Sincerely,

Wayne Freeman

Wayne Freeman
Associate District Director

Enclosure: Form X-17A-5 Part III Facing Page

cc: Sandy Sadwin, SEC
KPMG LLC

**Buck Kwasha Securities LLC**
**an ACS Company**

R.E. Schutz
Compliance Manager
(212) 330-1386
Roy.Schutz@buckconsultants.com

August 27, 2009

Securities Investor Protection Corp
PO Box 92185
Washington, DC 20090-2185

Buck Kwasha Securities LLC
SIPC 2009 Supplemental Fee Assessment

Enclosed please find form SIPC-7T along with a check in the amount of $33.00 for assessment balance for fiscal year ending June 30, 2009.

Please note that our auditors, KPMG, have not issued the required auditor's letter covering this filing as the SEC, public accounting firms, AICPA, and other interested parties have not reached an agreement as to what the letter should state.

The auditor's letter will follow once it is issued.

Sincerely yours,

Roy Schutz

Roy Schutz
Sr. Manager, Regulatory Compliance

**SIPC-7T**

(27-REV 3/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7T**

(27-REV 3/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066927 FINRA JUN
BUCK KWASHA SECURITIES LLC
1 PENN PLZ 30TH FL
NEW YORK NY 10119-0002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 183

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) ( 150 )

01/08/09
Date Paid

C. Assessment balance due 33

D. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

E. Total assessment balance and interest due (or overpayment carried forward) $ 33

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 33

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________

______________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Buck Kwasha Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 26th day of August, 2009.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending June, 20 09
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 73,281

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 73,281

2e. General Assessment @ .0025 $ 183

(to page 1 but not less than $150 minimum)

# SIPC-7T Instructions

**This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end April 30, 2009 thru December 31, 2009. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.**

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7T, pay the assessment, and should not be consolidated in your SIPC-7T.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

*If amounts reported on line 2c(8) aggregate in excess of $100,000, documentation must accompany the form filed, such as copies of agreements or a representative prospectus that would reflect the statutory basis for the deduction.*

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount (but not less than the $150 minimum) in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the date the $150 assessment payment was made in January, February, or March 2009, if applicable.

(iv) Subtract line 2B from line 2A and enter the difference on line 2C. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2D.

(vi) Enter the total due on line 2E and the payment of the amount due on line 2F.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been received within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

**F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000, to file a supplemental independent public accountants report covering this SIPC-7T no later than 60 days after their fiscal year ends.**

**Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return envelope.**

## From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

## From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

## From SIPC Bylaw Article 6 (Assessments):
### Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

### Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7T is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7T form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

| | |
|---|---|
| ASE | American Stock Exchange, LLC |
| CBOE | Chicago Board Options Exchange, Incorporated |
| CHX | Chicago Stock Exchange, Incorporated |
| FINRA | Financial Industry Regulatory Authority |
| NYSE, Arca, Inc. | |
| NASDAQ OMX PHLX | |
| SIPC | Securities Investor Protection Corporation |

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

8-066927 FINRA DEC

BUCK KWASHA SECURITIES LLC
1 PENNSYLVANIA PLAZA 30TH FLR
NEW YORK, NY 10119-4798

# Form SIPC-4 FY 2009

(17-REV. 12/04)

| | |
|---|---|
| ASSESSMENT - FY 2009 | $150.00 |
| INTEREST DUE (Instructions Below) | -0- |
| BALANCE DUE (Check Enclosed) | $150.00 |

X [signature] / President 1/08/2009
Authorized Signature/Title Date

Securities Investor Protection Corporation
PO BOX 92185
Washington, DC 20090-2185

⑈00000004⑈ ⑆000066927⑆ 0000 2009⑈


## Form SIPC-4 FY 2009

8-066927 FINRA DEC

BUCK KWASHA SECURITIES LLC
1 PENNSYLVANIA PLAZA 30TH FLR
NEW YORK, NY 10119-4798

ASSESSMENT - FY 2009 $150.00
INTEREST DUE (Instructions Below)
BALANCE DUE (Check Enclosed)


***Instructions to Broker Dealer:***

This form is to be filed by all those who were members of the Securities Investor Protection Corporation as of January 1, 2009, no later than January 30, 2009. Persons who become SIPC members after January 1, 2009 shall file this form no later than 30 days after the effective date of their membership in a self regulatory organization. Questions pertaining to this form should be directed to the SIPC Coodinator at your SIPC Collection Agent.

*A.* Assessment. Each SIPC member's assessment for the calendar year 2009 or any portion thereof is $150.00.

*B.* Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

*C.* Payments. Tear off and mail the top portion of this form using the enclosed return envelope. Be sure to include a check for the amount indicated in the payment coupon plus any interest that may be due. Be sure the SIPC Collection Agent's address clearly shows in the return envelope's window. Make your check payable to Securities Investor Protection Corporation. Retain the bottom part of this form for your records.

18050999.55144

Change of Address. If the Broker-Dealer's principal place of business has changed, please make the necessary corrections.

| | |
|---|---|
| Legal Name | Doing Business As (d/b/a) |
| Business Address | Mailing Address |
| Business Address continued | Mailing Address continued |
| Business City/State/Zip | Mailing City/State/Zip |
| Phone Number | Alternate Phone Number |
| Fax Number | Primary Contact |
| E-Mail Address | |

## Account Summary

| *Reference* | *Date* | *Description* | *Amount* |
|---|---|---|---|
| 32260 | 10/28/2005 | Assessment - S4-2005 | 150.00 |
| 32334 | 11/18/2005 | Payment Applied | (150.00) |
| 38465 | 1/1/2006 | Assessment - S4-2006 | 150.00 |
| 39681 | 1/24/2006 | Payment Applied | (150.00) |
| 51824 | 1/1/2007 | Assessment - S4-2007 | 150.00 |
| 55422 | 1/30/2007 | Payment Applied | (150.00) |
| 64582 | 1/1/2008 | Assessment - S4-2008 | 150.00 |
| 68407 | 1/31/2008 | Payment Applied | (150.00) |
| 76843 | 1/1/2009 | Assessment - S4-2009 | 150.00 |

BUCK KWASHA SECURITIES LLC
1 PENN PLAZA
NEW YORK, NY 10119

55-233/212
6107684849

1185

DATE January 8, 2009

PAY TO THE ORDER OF Securities Investor Protection Corp. $ 150.00

One Hundred Fifty and .00 DOLLARS

CHASE
JPMorgan Chase Bank, N.A.
Montclair, New Jersey 07042
www.Chase.com

MEMO

⑆021202337⑆ 6107684849⑈ 1185

PLACE
STAMP
HERE

SECURITIES INVESTOR PROTECTION CORP
PO BOX 92185
WASHINGTON DC 20090-2185

BUCK KWASHA SECURITIES LLC
1 PENN PLAZA
NEW YORK, NY 10119

55-233/212
6107684849

1208

DATE August 26, 2009

PAY TO THE ORDER OF Securities Investor Protection Corporation $ 33.00

Thirty Three and .00 DOLLARS

CHASE
JPMorgan Chase Bank, N.A.
Montclair, New Jersey 07042
www.Chase.com

MEMO

⑆021202337⑆ 6107684849⑈ 1208